Exhibit 99.1

CNIT Completes Acquisition of Cloud Platform Company Biznest

     SHENZHEN, China, March 24, 2015 /PRNewswire/ -- China Information Technology, Inc. (the "Company" or "CNIT") (Nasdaq GS: CNIT), a leading provider of integrated cloud-based platform, exchange, and big data solutions to the Chinese new media industry, today announced that the Company has completed its acquisition of Shenzhen Biznest Internet Software Co. Ltd. ("Biznest"), a leading cloud computing hardware and software company in China. As previously announced, the total consideration of the transaction is approximately $15 million, consisting of approximately $7.5 million to be paid in cash and 1,543,455 ordinary shares to be issued by the Company. The transaction consideration has been fully paid by March 18, 2015 and the modification registration of Biznest with the competent administration for industry and commerce has also been completed.

     "Acquisition of Biznest is an important step of our strategic transition to become a leader of cloud-based solutions in China," said Mr. Jiang Huai Lin, Chairman and Chief Executive Officer of the Company. "We believe that implementation of Biznest's powerful cloud infrastructure has achieved efficient management of online computing resources and automatic application deployment, allowing us to create better cloud-based software solutions for our diverse customers. The timely completion of the acquisition demonstrates that our new media business continues to gain traction and that our financials are showing early signs of turn-around. We look forward to leveraging on our strengthened Cloud-Application-Terminal (CAT) ecosystem to win a series of new contracts and to monetize in the large addressable market."

     Founded in 2010 and headquartered in Shenzhen, Biznest specializes in cloud computing infrastructures including cloud servers, cloud storage, cloud networks and virtual machines. The Company has collaborated with Biznest on its new media platform, which utilizes cloud-based smart displayers to deliver highly targeted ads and public information at high-traffic urban locations. Biznest has established worldwide data centers in China, South America, Europe and Southeastern Asia. For more information on Biznest, please visit http://www.biznest.cn.

     About China Information Technology, Inc.

     China Information Technology, Inc. (CNIT) is on a mission to make advertising accessible and affordable for businesses of all sizes. CNIT is a leading provider of integrated cloud-based platform, exchange, and big data solutions to the Chinese new media industry. Its Internet ecosystem enables all participants of the new media community to efficiently promote brands, disseminate knowledge, and exchange resources. Through continuous innovation, CNIT is leveraging its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit www.chinacnit.com.

     Safe Harbor Statement

     This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.

Tiffany Pan
Tel: +86 755 8370 4767
Email: ir@chinacnit.com
http://www.chinacnit.com

Grayling

Shiwei Yin
Investor Relations
Tel: +1.646.284.9474
Email: cnit@grayling.com